ARTICLES OF AMENDMENT
of
ARTICLES OF INCORPORATION
of
BIODRAIN MEDICAL, INC.

The undersigned, the President of BIODRAIN MEDICAL, INC., a Minnesota corporation (the “Corporation”), does hereby certify that the following resolution was adopted by the shareholders of the Corporation in accordance with the applicable provisions of Minnesota Statutes:

Amendment of Articles of Incorporation

RESOLVED, that the Articles of Incorporation of the Corporation are amended by deleting Article V in full and replacing it with the following:

  “ARTICLE V

Authorized Shares:  The total number of par shares which this Corporation shall have authority to issue is 40,000,000 shares with a par value of one cent ($.01) per share; all of such shares shall be common stock.”

IN WITNESS WHEREOF, I have hereunder subscribed my name this 3rd day of December, 2008.

/s/ Gerald D. Rice
Jerry Rice, Secretary